



Serdar Mizrakci

Founder & CEO @ PureSpinach (Element Farms, Inc.)

New York, New York

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PureSpinach

Cornell University - Johnson Graduate School...

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👥 **500+ connections**

Experience



Co-Founder
PureSpinach
Jan 2016 – Present · 2 yrs 11 mos
Ithaca, New York Area

> PureSpinach - Serdar
> Mizrakci & Ziad...

Fund Manager
BR Venture Fund
Sep 2015 – Present · 3 yrs 3 mos
Ithaca, New York

MBA Candidate
Johnson Graduate School of Management at Cornell University
Aug 2015 – Present · 3 yrs 4 mos
Ithaca, New York

Entrepreneurship & Innovation Institute Fellow

Consumer Experience Product Manager Intern
HP
May 2016 – Aug 2016 · 4 mos
Palo Alto, California

CEPS, Business Development

Founder & CEO

Quasar Mechatronics

May 2014 – Aug 2015 · 1 yr 4 mos
Istanbul, Turkey

Development & manufacturing of industrial bagging robots

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Education

Cornell University - Johnson Graduate School of Management

Master of Business Administration (M.B.A.), Strategic Marketing Immersion
2015 – 2017
Activities and Societies: Entrepreneurship & Innovation Institute Fellow, President of
Entrepreneurship & VC Club, President of Cookin' the Books (Culinary Club), VP of
Family Business Club

Sabanci University

Bachelor's Degree, Industrial Engineering
2007 – 2011

Skills & Endorsements

Product Development · 18

Endorsed by **2 of Serdar's colleagues at BR Venture Fund**

Business Development · 14

Endorsed by **2 of Serdar's colleagues at BR Venture Fund**

Project Management · 13

Endorsed by **2 of Serdar's colleagues at BR Venture Fund**

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